Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Third Quarter Results

TORONTO - November 18, 2014 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced its unaudited third quarter results. Total revenues for the 13-week period ended November 1, 2014 were $834.5 million compared to $982.3 million for the 13-week period ended November 2, 2013. Same store sales decreased by 9.5%. The balance of the decrease in revenues was primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of certain joint arrangement interests in Fiscal 2013.

The net loss for the third quarter of 2014 was $118.7 million or $1.16 per share compared to a net loss of $48.8 million or 48 cents per share for the third quarter of last year. Included in the net loss for the third quarter of this year were pre-tax impairment charges of $44.4 million, compared to pre-tax impairment charges of $22.6 million for the third quarter of last year. Also included in the net loss for the third quarter of this year was an income tax expense of $43.7 million compared to an income tax recovery of $16.7 million for the same quarter of last year. The third quarter of 2014 also included pre-tax transformation expenses of $4.0 million compared to $20.2 million for the same quarter of last year as well as a pre-tax gain of $14.6 million related to the sale of the Company’s interest in certain joint arrangements with no comparable gain in the same quarter last year. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the third quarter of this year was a loss of $19.4 million compared to adjusted EBITDA of $7.3 million for the third quarter of last year.

Total revenues for the 39-week period ended November 1, 2014 were $2,452.0 million compared to $2,809.5 million for the 39-week period ended November 2, 2013. Same store sales decreased by 8.0%. The balance of the decrease in revenues was primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of certain joint arrangement interests in Fiscal 2013.

The net loss for the 39-week period of this year was $215.2 million or $2.11 per share compared to net earnings of $72.8 million or 71 cents per share for the 39-week period of last year. This year's net loss included a $35.1 million pre-tax gain related to the sale of the Company’s interest in certain joint arrangements and a $10.6 million pre-tax gain on the settlement of certain retirement benefits. The 39-week period of this year also included pre-tax transformation expenses of $19.5 million compared to $21.7 million in the same period of last year, pre-tax impairment charges of $62.7 million compared to $22.6 million in the same period of last year, and a pre-tax charge of $6.6 million related to SHS warranty and other costs taken in the first quarter of this year. The 39-week period of last year also included a $185.7 million pre-tax gain on lease terminations and lease amendments. Adjusted EBITDA for the 39-week period ending November 1, 2014 was a loss of $93.6 million compared to adjusted EBITDA of $17.7 million for the 39-week period ending November 2, 2013.

“These results are disappointing, and the management team is focused on making Sears Canada successful first and foremost by building on its relationship with Canadians by providing great fashionable product made of high quality at affordable prices,” said Ron Boire, Acting President and Chief Executive Officer, Sears Canada Inc. “This is the value proposition that resonates best with our customers, and centers on the middle market where Sears can be most successful. The Company has done well at managing expenses year to date and maintaining a strong balance sheet, and we are now working at growing our top line to have our sales match the high level of loyalty and support that Canadians have for the Sears brand.

“In my first few weeks on the job, I have been particularly impressed by the dedication of our 20,000 Sears associates and their determination to make the Company successful,” added Mr. Boire. “We are all working together to deliver the level of value and service that have made us successful for six decades while operating within an increasingly competitive retail marketplace.”

Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net (loss) earnings to Adjusted EBITDA. Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures; please refer to the table attached for a reconciliation of total merchandising revenue to same store sales.

Forward Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.
Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives;

changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement with a financial institution for the management of the credit and financial services operations on terms and conditions as favorable to us as those we currently have under our credit card marketing and servicing alliance with JPMorgan Chase; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Sears Holdings and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward‑looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 11 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 11 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.
All of the forward‑looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties”

section of the Company’s most recent annual and interim MD&A, and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward‑looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward‑looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publically or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 174 corporate stores, 207 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA
For the 13 and 39-week periods ended November 1, 2014 and November 2, 2013

Unaudited

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2014	2013		2014		2013
Net (loss) earnings	$(118.7)	$(48.8)		$(215.2)		$72.8
Transformation expense[1]	4.0	20.2		19.5		21.7
Gain on lease terminations and lease amendments[2]	—	—	—	—	—	(185.7)
Gain on sale of interest in joint arrangements[3]	(14.6)	—		(35.1)		—
Goodwill impairment[4]	—	6.1		2.6		6.1
Montreal and Regina impairment[5]	44.4	16.5		44.4		16.5
Other asset impairment[6]	—	—		15.7		—
Accelerated tenant inducement amortization[7]	—	—		—		(4.5)
Lease exit costs[8]	0.2	0.2		4.1		0.2
SHS warranty and other costs[9]	—	—		6.6		—
Gain on settlement of retirement benefits[10]	—	—		(10.6)		—
Depreciation and amortization expense	20.7	27.6		66.1		87.8
Finance costs	1.5	3.0		5.7		8.1
Interest income	(0.6)	(0.8)		(2.0)		(1.6)
Income tax expense (recovery)[11]	43.7	(16.7)		4.6		(3.7)
Adjusted EBITDA[12]	(19.4)	7.3		(93.6)		17.7
Basic net (loss) earnings per share	$(1.16)	$(0.48)		$(2.11)		$0.71

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period.
2	Gain on lease terminations and lease amendments represent the pre-tax gain on the early vacating of properties during 2013.
3	Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in certain properties co-owned with Ivanhoé Cambridge during 2014.
4
Goodwill impairment represents the charge related to writing down the carrying value of goodwill related to the Corbeil cash generating unit during Q2 2014 and HIPS cash generating unit during Q3 2013.

5
Montreal and Regina impairment represent the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Q3 2014, and writing down the carrying value of the property, plant and equipment and investment property of one of the Regina logistics centres (“RLC”), to the fair value less costs to sell during Q3 2013.

6	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units during Q2 2014.
7	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties referred to in footnote 2 above.
8	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014 and 2013.
9	SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS announcing it was in receivership.
10	Gain on settlement of retirement benefits represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during 2014.
11	Income tax expense (recovery) in Q3 2014 includes a charge to reduce the Company's net deferred tax assets to the recoverable amount.
12
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO SAME STORE SALES
For the 13 and 39-week periods ended November 1, 2014 and November 2, 2013

Unaudited

	Third Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Total merchandising revenue	$833.6	$971.2	$2,448.0	$2,776.6
Non-comparable store sales	181.6	225.1	582.9	668.1
Same store sales[1]	652.0	746.1	1,865.1	2,108.5
Percentage change in same store sales	(9.5)%	1.2%	(8.0)%	(1.2)%
Percentage change in same store sales by category
Apparel & Accessories	(8.5)%	8.2%	(4.1)%	5.7%
Home & Hardlines	(10.1)%	(3.1)%	(10.5)%	(5.5)%

1
Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 39-week periods ended November 1, 2014 and November 2, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric excludes the Direct channel.